Central Puerto S.A.

Consolidated financial statements for the nine-month periods ended September 30, 2019 and 2018, together with the independent auditor´s report

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 28 BEGINNING JANUARY 1, 2019 CONSOLIDATED CONDENSED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019

CUIT (Argentine taxpayer identification number): 33-65030549-9. Date of registration with the Public Registry of Commerce:
-
Of the articles of incorporation: March 13, 1992.

-
Of the last amendment to by-laws: April 28, 2017.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE

(stated in pesos)

Class of shares	Subscribed, paid-in, issued and registered (Note 13)

1,514,022,256 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.	1,514,022,256

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME
for the nine-month period ended September 30, 2019

		9 months		3 months
		Unaudited		Unaudited
	Notes	01-01-2019 to 09-30-2019	01-01-2018 to 09-30-2018	07-01-2019 to 09-30-2019	07-01-2018 to 09-30-2018
		ARS 000	ARS 000	ARS 000	ARS 000
CONTINUING OPERATIONS

Revenues	4	21,998,264	12,955,355	7,770,497	5,662,198
Cost of sales	Exhibit F	(11,408,117)	(6,034,603)	(3,195,246)	(2,303,086)
Gross income		10,590,147	6,920,752	4,575,251	3,359,112

Administrative and selling expenses	Exhibit H	(1,607,075)	(1,285,896)	(591,510)	(431,562)
Other operating income	5.1	14,769,209	19,624,211	10,334,177	10,384,767
Other operating expenses	5.2	(348,122)	(310,070)	(268,032)	(171,046)
Impairment of property, plant and equipment	2.5	(615,674)	-	(615,674)	-
CVO receivables update	7.1	-	15,169,878	-	-
Operating income		22,788,485	40,118,875	13,434,212	13,141,271

Loss on net monetary position		(2,272,455)	(2,513,959)	698,433	(1,267,652)
Finance income	5.3	1,974,265	2,581,384	877,628	697,420
Finance expenses	5.4	(12,190,049)	(7,927,693)	(9,712,149)	(4,633,750)
Share of the profit of associates		818,192	1,359,252	430,090	613,276
Income before income tax from continuing operations		11,118,438	33,617,859	5,728,214	8,550,565

Income tax for the period	6	(4,556,656)	(9,794,213)	(2,202,523)	(3,124,741)
Net income for the period from continuing operations		6,561,782	23,823,646	3,525,691	5,425,824

DISCONTINUED OPERATIONS

Income after tax for the period from discontinued operations	14	-	380,284	-	-
Net income for the period		6,561,782	24,203,930	3,525,691	5,425,824

Attributable to:
 Equity holders of the parent		7,022,198	25,101,998	4,166,765	5,892,934
 Non-controlling interests		(460,416)	(898,068)	(641,074)	(467,110)
		6,561,782	24,203,930	3,525,691	5,425,824

Basic and diluted earnings per share (ARS)		4.67	16.68	2.77	3.92
Basic and diluted earnings per share from continuing operations (ARS)		4.67	16.42	2.77	3.92

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the nine-month period ended September 30, 2019

		9 months		3 months
		Unaudited		Unaudited
	Notes	01-01-2019 to 09-30-2019	01-01-2018 to 09-30-2018	07-01-2019 to 09-30-2019	07-01-2018 to 09-30-2018
		ARS 000	ARS 000	ARS 000	ARS 000

Net income for the period		6,561,782	24,203,930	3,525,691	5,425,824

Other comprehensive income for the period

Other comprehensive income to be reclassified to income in subsequent periods

Loss on financial assets at fair value through other comprehensive income	5.5	-	(440,619)	-	-
Income tax related to loss on financial assets at fair value through other comprehensive income	6	-	154,218	-	-
Other comprehensive income (loss) to be reclassified to income in subsequent periods		-	(286,401)	-	-
Other comprehensive income for the period		-	(286,401)	-	-
Total comprehensive income for the period		6,561,782	23,917,529	3,525,691	5,425,824

Attributable to:
- Equity holders of the parent		7,022,198	24,815,597	4,166,765	5,892,934
- Non-controlling interests		(460,416)	(898,068)	(641,074)	(467,110)
		6,561,782	23,917,529	3,525,691	5,425,824

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as at September 30, 2019

		09-30-2019	12-31-2018
	Notes	Unaudited	Audited
		ARS 000	ARS 000

Assets
Non-current assets
Property, plant and equipment	Exhibit A	55,162,864	31,074,433
Intangible assets		2,711,293	3,077,574
Investment in associates		3,208,102	2,751,609
Trade and other receivables	7.1	24,098,767	22,955,971
Other non-financial assets	8.1	228,829	306,998
Inventories		102,148	102,840
		85,512,003	60,269,425
Current assets
Inventories		378,894	304,163
Other non-financial assets	8.1	708,294	681,769
Trade and other receivables	7.1	11,010,192	14,566,793
Other financial assets	7.5	5,115,892	2,705,197
Cash and cash equivalents		1,597,704	316,627
		18,810,976	18,574,549
Total assets		104,322,979	78,843,974

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		16,325,973	16,325,973
Legal reserve		2,129,200	527,913
Voluntary reserve		24,728,144	6,067,229
Retained earnings		7,022,198	20,262,202
Equity attributable to holders of the parent		51,719,537	44,697,339
Non-controlling interests		356,585	643,967
Total equity		52,076,122	45,341,306

Non-current liabilities
Other non-financial liabilities	8.2	4,324,224	2,697,211
Other loans and borrowings	7.3	28,177,557	7,165,689
Borrowings from CAMMESA	7.4	-	1,382,876
Compensation and employee benefits liabilities	8.3	153,667	204,436
Deferred income tax liabilities	6	6,668,698	6,600,325
		39,324,146	18,050,537
Current liabilities
Trade and other payables	7.2	3,799,061	2,381,998
Other non-financial liabilities	8.2	2,442,987	2,287,037
Borrowings from CAMMESA	7.4	-	2,496,286
Other loans and borrowings	7.3	4,645,670	926,230
Compensation and employee benefits liabilities	8.3	460,790	538,619
Income tax payable		940,111	6,081,852
Provisions	Exhibit E	634,092	740,109
		12,922,711	15,452,131
Total liabilities		52,246,857	33,502,668
Total equity and liabilities		104,322,979	78,843,974

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine-month period ended September 30, 2019

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value (1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2019	1,514,022	16,325,973	527,913	6,067,229	20,262,202	44,697,339	643,967	45,341,306

Net income for the period	-	-	-	-	7,022,198	7,022,198	(460,416)	6,561,782
Total comprehensive income for the period	-	-	-	-	7,022,198	7,022,198	(460,416)	6,561,782

Increase in legal reserve	-	-	1,601,287	-	(1,601,287)	-	-	-
Increase in voluntary reserve	-	-	-	18,660,915	(18,660,915)	-	-	-
Contributions from non-controlling interests	-	-	-	-	-	-	173,570	173,570
Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	(20,793)	(20,793)
Share-based payments	-	-	-	-	-	-	20,257	20,257
As of September 30, 2019	1,514,022	16,325,973	2,129,200	24,728,144	7,022,198	51,719,537	356,585	52,076,122

(1)
A subsidiary holds 8,851,848 common shares.

(2)
Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 23, 2019.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine-month period ended September 30, 2018

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value (1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Unappropriated retained earnings	Other accumulated comprehensive income (loss)	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2018	1,514,022	16,325,973	223,727	1,404,314	3,038,034	286,401	22,792,471	659,156	23,451,627

Net income for the period	-	-	-	-	25,101,998	-	25,101,998	(898,068)	24,203,930
Other comprehensive income for the period	-	-	-	-	-	(286,401)	(286,401)	-	(286,401)
Total comprehensive income for the period	-	-	-	-	25,101,998	(286,401)	24,815,597	(898,068)	23,917,529

Increase in legal reserve	-	-	304,186	-	(304,186)	-	-	-	-
Increase in voluntary reserve	-	-	-	4,662,915	(4,662,915)	-	-	-	-
Dividends in cash	-	-	-	-	(1,954,748)	-	(1,954,748)	-	(1,954,748)
Contributions from non-controlling interests	-	-	-	-	-	-	-	426,529	426,529
Share-based payments	-	-	-	-	-	-	-	7,772	7,772
As of September 30, 2018	1,514,022	16,325,973	527,913	6,067,229	21,218,183	-	45,653,320	195,389	45,848,709

(1)
A subsidiary holds 8,851,848 common shares.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine-month period ended September 30, 2019

	09-30-2019	09-30-2018
	Unaudited
	ARS 000	ARS 000

Operating activities
Income for the period before income tax from continuing operations	11,118,438	33,617,859
Income for the period before income tax from discontinued operations	-	452,762
Income for the period before income tax	11,118,438	34,070,621

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	1,305,809	1,088,052
Disposal of property, plant and equipment	-	114,040
Impairment of property, plant and equipment	615,674	-
Amortization of intangible assets	373,960	347,731
Discount of accounts receivables and payables, net	228,138	(2,297)
CVO receivables update	-	(15,169,878)
Interest earned from customers	(5,491,620)	(1,459,090)
Finance income	(1,974,265)	(2,581,384)
Finance expenses	12,190,049	7,927,693
Share of the profit of associates and subsidiaries	(818,192)	(1,359,252)
Share-based payments	20,257	7,772
Movements in provisions and long-term employee benefit plan expense	132,336	152,871
Foreign exchange difference for trade receivables	(9,275,363)	(17,865,000)
Income from the sale of La Plata plant	-	(721,083)
Loss on net monetary position	(8,020,358)	(5,626,256)

Working capital adjustments:
Decrease in trade and other receivables	11,512,045	3,723,756
Increase in other non-financial assets and inventories	(250,533)	(464,939)
(Decrease) Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(221,755)	2,681,029
	11,444,620	4,864,386
Interest received from customers	3,847,596	43,640
Income tax paid	(7,965,016)	(4,184,488)
Net cash flows provided by operating activities	7,327,200	723,538

Investing activities
Purchase of property, plant and equipment	(9,993,157)	(6,563,908)
Acquisition of Thermal Station Brigadier López (Note 11.4)	(7,578,302)	-
Cash flows generated from the sale of the La Plata plant	-	861,840
Dividends received	361,863	1,256,911
(Acquisition) Sale of available-for-sale financial assets, net	(1,723,107)	1,885,522
Net cash flows used in provided by investing activities	(18,932,703)	(2,559,635)

Financing activities
Bank and investment accounts overdrafts received (paid), net	358,392	36,446
Long-term loans received	14,058,734	5,454,280
Long-term loans paid	(584,374)	(3,435,472)
Interest and other financial costs paid	(1,970,651)	(519,096)
Contributions from non-controlling interests	173,570	426,529
Dividends paid	(20,793)	(1,954,748)
Net cash flows provided by financing activities	12,014,878	7,939

Increase (Decrease) in cash and cash equivalents	409,375	(1,828,158)
Exchange difference and other financial results	546,110	1,939,360
Monetary results effect on cash and cash equivalents	325,592	977,218
Cash and cash equivalents as of January 1	316,627	180,192
Cash and cash equivalents as of September 30	1,597,704	1,268,612

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the nine-month period ended September 30, 2019

1.
Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation and commercialization.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations.

Our shares are listed on the BCBA (“Buenos Aires Stock Exchange”), and, since February 2, 2018, they are listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

In order to carry out its electric energy generation activity the Group owns the following assets:

●
Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,714 MW.

●
Our Luján de Cuyo plant is located in Luján de Cuyo, Province of Mendoza and has an installed capacity of 500 MW and a steam generating capacity of 150 tons per hour.

●
The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

●
The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

●
The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 280 MW (open-cycle operation). See Note 11.4.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group.

Through its subsidiary Proener S.A., the Group sells and transports any type of fuels both in the country and abroad. Moreover, on July 19, 2018, the National Gas Regulation Entity (Enargas) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

Moreover, as of the incorporation of CP Renovables S.A. (“CPR”) and its subsidiaries, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U. the Group takes part on the development and performance of energy projects based on the use of renewable energy sources.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

During 2018, the wind farms belonging to CP La Castellana S.A.U. and CP Achiras S.A.U. (CPR subsidiaries) were commissioned, with a capacity of 100.8 MW and 48 MW, respectively. In this sense, on July 17, 2019 the wind form “La Castellana II” belonging to CPR Energy Solutions S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 14.4 MW. Also, on September 14, 2019 the wind farm belonging to the subsidiary Vientos La Genoveva II S.A.U. was commissioned, with a capacity of 41.8 MW.

The issuance of Group’s condensed consolidated financial statements of the nine-month period ended September 30, 2019 was approved by the Company’s Board of Directors on November 11, 2019.

1.1.
Overview of Argentine Electricity Market

Resolution of the Secretariat of Renewable Resources and Electricity Market no. 1/2019

On March 1, 2019 Resolution no. 1/2019 (“Resolution 1”) of the Secretariat of Renewable Resources and Electricity Market was published in the Official Gazette by virtue of which Resolution 19 was abolished. It establishes the new remuneration values of energy, power and associated services for the affected generators, as well as their application methodology. Its validity commences on the date of its publication in the Official Gazette.

According to Resolution 1, the approved remuneration system will be of transitional application and until the following are defined and gradually implemented: regulatory mechanisms aimed at reaching an autonomous, competitive and sustainable operation that allows for freedom of contract between supply and demand; and a technical, economical and operative functioning for the integration of different generation technologies so as to guarantee a reliable and cost effective system.

The following are the main changes introduced by Resolution 1 in connection with Resolution 19: Energy Sale:

●
The price of energy generated by thermal power stations is reduced. Therefore, the price for energy generated with natural gas is of 4 USD/MWh and 7 USD/MWh for energy generated with liquid fuel.

●
The price of energy operated by thermal power stations is reduced. Therefore, the price for energy operated with any fuel is of 1.4 USD/MW.

●
The price for energy generated from non-conventional energy sources (renewable energies) is fixed at 28 USD/MWh.

Power Sale:

●
DIGO price (established by Resolution 19) goes from 7,000 USD/MW-month during the twelve months of the year to 7,000 USD/MW-month the six months of higher seasonal demand for electrical energy (December, January, February, June, July and August) and to 5,500 USD/MW-month the remaining months of the year (March, April, May, September, October and November).

●
Some minimum values of offered availability are reduced. Its compliance is subject to the foregoing prices.

●
A weighting factor is fixed for the foregoing prices, between 1 and 0.7, depending on the use factor of the twelve months previous to each month of the transaction.

To date, the energy purchase agreements entered into by the Group with CAMMESA are not affected by the provisions of Resolution 1.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

2.
Basis of preparation of the consolidated financial statements

2.1.
Applied professional accounting standards

The Company prepares its condensed consolidated financial statements pursuant to the regulations in force of the Argentine Securities Commission (CNV) on Chapter III, Title IV of the CNV Regulations (N.T. 2013 as amended). Under section 1 of such section of the Regulations, companies issuing negotiable instruments must present their condensed consolidated financial statements applying Technical Resolution 26 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), which resolution establishes the application of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), its amendments and adoption circulars of IFRS that FACPCE may establish in accordance with such Technical Resolution. Interim condensed financial statements must apply the International Accounting Standard 34 (“IAS”) “Interim Financial Reporting”.

As at December 31, 2018, conditions are met for the Company´s consolidated financial statements for the year ended on such date and subsequent dates to incorporate the inflation adjustment established on IAS 29 “Financial Reporting in Hyperinflationary Economies”. The effects caused by the application of IAS 29 are detailed in Note 2.2.2 to the issued consolidated financial statements for the year ended December 31, 2018.

2.2.
Basis of presentation and consolidation

These condensed consolidated financial statements for the nine-month period ended September 30, 2019 were prepared applying IAS 34.

In preparing these condensed consolidated financial statements, the Group applied the significant accounting policies, estimates and assumptions described in notes 2.3 and 2.4 of the issued financial statements for the year ended December 31, 2018.

These condensed consolidated financial statements include all the necessary information for a proper understanding by their users of the relevant facts and transactions subsequent to the issuance of the last annual financial statements for the year ended December 31, 2018 and up to the date of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements include neither all the information nor the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the year ended December 31, 2018.

The Group’s condensed consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.2.1.
Measuring unit

The condensed consolidated financial statements as at September 30, 2019, including the figures for the previous period were restated to consider the changes in the general purchasing power of the functional currency of the Group (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the Argentine Securities Commission. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

The inflation was 37.7% and 32.41% in the nine-month periods ended September 30, 2019 and 2018, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

2.3.
Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2019, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB issued the final version of IFRS 16 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an arrangement contains a lease, SIC-15 Operating leases-incentives and SIC-27 Evaluating the substance of transactions involving the legal form of a lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions leases of “low-value” assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right to-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right- of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted, but not before the entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or modifies retrospective approach.

As of September 30, 2019, these changes did not have significative effects on the Group.

IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments. The Interpretation clarifies application of recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (a) whether an entity considers uncertain tax treatments separately, (b) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (c) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (d) how an entity considers changes in facts and circumstances. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019.

As of September 30, 2019, these changes did not have significative effects on the Group.

2.4.
Business combination

As described in Note 11.4, on June 14, 2019, the Company acquired the Thermal Station Brigadier López (“the Station”) and the real estate on which the Station is located. The fair value of the identifiable assets and

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

liabilities transferred at the date of the acquisition, which was determined temporarily in accordance with IFRS 3, is as follows:

ARS 000
Assets

Property, plant and equipment	15,244,907
Other non-financial assets	33,277
Trade and other receivables, net	273,108
15,551,292

Liabilities

Other loans and borrowings	(7,545,625)
Compensation and employee benefits liabilities	(8,081)
(7,553,706)

Total identifiable net assets measured at fair value	7,997,586

The business combination was accounted using the “acquisition method” set forth in IFRS 3. Even though the legal, economic-financial, tax, technical effects and any other effects produced after the execution of the transference agreement, were deemed as produced as from April 1, 2019, the Company considered, in order to comply with IFRS 3, that the acquisition date was June 14, 2019; thus, the Company has recognized the business combination as from that date. As a result of the application of such method, the Company considers that the consideration paid is similar to the fair value of the assets and liabilities acquired at the acquisition date. As of the date of these financial statements, the final valuations of the fair value have not been defined, therefore the value of the assets and liabilities transferred could be adjusted within the year after the acquisition date, in accordance to IFRS 3.

The results for the operation of the Station and the results related to the associated financial debt, that were both accrued after the acquisition date, amounted to: 1,750,743 for revenues; 2,313,566 for financial costs of the financial debt; and 649,341 loss before income tax. These results have been included in the consolidated income statement for the nine-month period ended September 30, 2019.

As of the date of these financial statements, the Company does not have the necessary information to present the foregoing figures as if the acquisition of the Station took place at the beginning of this fiscal year.

2.5.
Property, plant and equipment, and intangible assets impairment

At every period closing date, the Group evaluates if there is any triggering event of an individual component or group of property, plant and equipment and/or intangible assets with finite lives that may have their value impaired. Should such event exist, the impairment test for an asset is then required, and the Group estimates the recoverable amount of such asset. The recoverable amount of an asset is the highest amount between the fair value less costs of sale of such asset and its value in use. Such recoverable amount is determined for an individual asset, unless the individual asset does not generate cash flows substantially independent from the other assets or group of assets; in such case, the cash flows of the group of assets forming the cash-generation unit to which they belong are considered.

When the book value of an individual asset or a cash-generation unit exceeds its recoverable amount, the individual asset, or in its case the cash-generation unit, is considered as impaired and its value is reduced to its recoverable amount.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

The Group has identified as triggering events of potential impairment of its property, plant and equipment and/or intangible assets with finite useful lives: i) the fall of the share value and the increase of country risk both derived from the macroeconomic situation described in Note 16 to these financial statements and ii) the lack of certainty regarding new projects that would allow the use of the acquired turbines. Consequently, the Group has revised the recoverability of its property, plant and equipment and intangible assets as at September 30, 2019, and has estimated that the book value of the generation group General Electric classified under the item “Turbines” exceeds its recoverable value by 615,674. To determine the recoverable amount of such generation group, the Group has used the fair value less costs of sale, basing its estimate in the appraisal made by a third party and in the determination of the necessary costs for the disposal of the asset in the international market in accordance with customs and tax regulations in force and the background of purchase and sale operations of assets of similar characteristics. The charge for the impairment of the above-mentioned turbine was recorded in the item “Property, plant and equipment impairment” of the consolidated income statement for the nine-month period ended September 30, 2019. After recognizing the impairment, the book value of the above-mentioned generation group amounts to 1,053,970.

3.
Operating segments

The following provides summarized information about the net income from continuing operations of the operating segments for the nine-month periods ended September 30, 2019 and 2018:

09-30-2019	Electric Power Generation	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	21,471,523	21,863,520	1,080,719	(22,417,498)	21,998,264
Cost of sales	(11,016,150)	(16,606,061)	(708,045)	16,922,139	(11,408,117)
Administrative and selling expenses	(1,607,075)	(2,475,524)	-	2,475,524	(1,607,075)
Other operating income	14,754,262	691,250	14,947	(691,250)	14,769,209
Other operating expenses	(345,774)	(41,256)	(2,347)	41,255	(348,122)
Impairment of property, plant and equipment	(615,674)	-	-	-	(615,674)
Operating income	22,641,112	3,431,929	385,274	(3,669,830)	22,788,485

Other (expenses) income	(17,032,020)	(1,403,579)	(64,360)	2,273,256	(16,226,703)
Net income for the segment	5,609,092	2,028,350	320,914	(1,396,574)	6,561,782
Share in the net income for the segment	5,609,092	775,881	176,809	-	6,561,782

09-30-2018	Electric Power Generation	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustmentsand Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	12,523,748	19,709,876	987,269	(20,265,538)	12,955,355
Cost of sales	(5,735,180)	(12,917,920)	(576,470)	13,194,967	(6,034,603)
Administrative and selling expenses	(1,285,896)	(2,180,015)	-	2,180,015	(1,285,896)
Other operating income	19,624,166	184,808	45	(184,808)	19,624,211
Other operating expenses	(310,020)	(75,658)	(50)	75,658	(310,070)
CVO receivables update	15,169,878	-	-	-	15,169,878
Operating income	39,986,696	4,721,091	410,794	(4,999,706)	40,118,875

Other (expenses) income	(17,562,559)	(1,157,276)	41,544	2,383,062	(16,295,229)
Net income for the segment	22,424,137	3,563,815	452,338	(2,616,644)	23,823,646
Share in the net income for the segment	22,424,137	1,199,512	199,997	-	23,823,646

(1)
Includes information from associates.
(2)
Includes income (expenses) related to resale of gas transport and distribution capacity.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

4.
Revenues

	9 months		3 months
	01-01-2019 to 09-30-2019	01-01-2018 to 09-30-2018	07-01-2019 to 09-30-2019	07-01-2018 to 09-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Revenues from Resolution 1, Resolution 19, SGE Resolution 70/2018 and amendments	17,493,968	11,768,592	4,986,294	5,116,420
Sales under contracts	3,786,057	518,012	2,534,706	305,804
Steam sales	191,498	237,144	71,463	81,775
Resale of gas transport and distribution capacity	193,304	198,452	62,648	67,479
Revenues from CVO thermal plant management	333,437	233,155	115,386	90,720
	21,998,264	12,955,355	7,770,497	5,662,198

5.
Other income and expenses

5.1.
Other operating income

	9 months		3 months
	01-01-2019 to 09-30-2019	01-01-2018 to 09-30-2018	07-01-2019 to 09-30-2019	07-01-2018 to 09-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Interest earned from customers	5,491,620(1)	1,459,090(1)	4,129,472(3)	889,104(3)
Foreign exchange difference, net	9,275,363(2)	17,865,000(2)	6,203,089(4)	9,446,599(4)
Recovery of insurance	222	249,883	222	-
Others	2,004	50,238	1,394	49,064
	14,769,209	19,624,211	10,334,177	10,384,767

(1)
Includes 19,037 and 35,150 related to receivables under FONINVEMEM I and II Agreements for the nine-month periods ended September 30, 2019 and 2018, respectively. It also includes 1,575,099 and 980,386 related to CVO receivables for the nine-month periods ended September 30, 2019 and 2018, respectively.
(2)
Includes 372,002 and 1,029,903 related to receivables under FONINVEMEM I and II Agreements for the nine-month periods ended September 30, 2019 and 2018, respectively. It also includes 8,887,472 and 16,070,696 related to CVO receivables for the nine-month periods ended September 30, 2019 and 2018, respectively.
(3)
Includes 3,573 and 12,806 related to receivables under FONINVEMEM I and II Agreements for the three-month periods ended September 30, 2019 and 2018, respectively. It also includes 775,147 and 545,136 related to CVO receivables for the three-month periods ended September 30, 2019 and 2018, respectively.
(4)
Includes 147,711 and 477,369 related to receivables under FONINVEMEM I and II Agreements for the three-month periods ended September 30, 2019 and 2018, respectively. It also includes 5,899,743 and 8,980,444 related to CVO receivables for the three-month periods ended September 30, 2019 and 2018, respectively.

5.2.
Other operating expenses

	9 months		3 months
	01-01-2019 to 09-30-2019	01-01-2018 to 09-30-2018	07-01-2019 to 09-30-2019	07-01-2018 to 09-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Charge related to the provision for lawsuits and claims	(98,242)	(110,937)	(35,066)	(48,052)
Charge related to the allowance for doubtful accounts	(5,832)	-	(4,641)	-
Charge related to discount of tax credits	(228,138)	-	(228,138)	-
Others	(15,910)	(199,133)	(187)	(122,994)
	(348,122)	(310,070)	(268,032)	(171,046)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

   5.3 Finance income

	9 months		3 months
	01-01-2019 to 09-30-2019	01-01-2018 to 09-30-2018	07-01-2019 to 09-30-2019	07-01-2018 to 09-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Interest earned	35,467	67,795	708	576
Net income on financial assets at fair value through profit or loss (1)	623,908	341,026	59,344	129,697
Foreign exchange differences	1,314,890	1,939,360	817,576	561,996
Net income on disposal of financial assets at fair value through other comprehensive income	-	233,203	-	5,151
	1,974,265	2,581,384	877,628	697,420

(1) Net of 66,527 and 27,789 corresponding to turnover tax for the nine-month periods ended September 30, 2019 and 2018, respectively and net of 14,021 and 10,331 for the three-month periods ended September 30, 2019 and 2018, respectively.

   5.4 Finance income

	9 months		3 months
	01-01-2019 to 09-30-2019	01-01-2018 to 09-30-2018	07-01-2019 to 09-30-2019	07-01-2018 to 09-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Interest on loans and borrowings from CAMMESA	(2,134,451)	(1,170,623)	(925,504)	(164,374)
Foreign exchange differences	(9,410,201)	(6,671,282)	(8,444,463)	(4,412,819)
Bank commissions for loans and others	(185,518)	(41,072)	(162,517)	(11,840)
Others	(459,879)	(44,716)	(179,665)	(44,717)
	(12,190,049)	(7,927,693)	(9,712,149)	(4,633,750)

5.5.
Movements from financial assets at fair value through other comprehensive income

	9 months		3 months
	01-01-2019 to 09-30-2019	01-01-2018 to 09-30-2018	07-01-2019 to 09-30-2019	07-01-2018 to 09-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000
Financial assets at fair value through other comprehensive income
Gain for the period	-	(212,568)	-	-
Reclassification adjustments to income	-	(228,051)	-	-
Loss for financial assets at fair value through other comprehensive income	-	(440,619)	-	-

6.
Income tax

The major components of income tax during the nine-month periods ended September 30, 2019 and 2018, are the following:

Consolidated statements of income and comprehensive income Consolidated statement of income

	9 months		3 months
	01-01-2019 to 09-30-2019	01-01-2018 to 09-30-2018	07-01-2019 to 09-30-2019	07-01-2018 to 09-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000
Current income tax
Income tax charge for the period	(4,513,256)	(8,386,792)	(1,688,671)	(2,662,272)
Adjustment related to current income tax for the prior period	24,973	(9,259)	-	-

Deferred income tax
Related to the net variation in temporary differences	(68,373)	(1,470,640)	(513,852)	(462,469)
Income tax	(4,556,656)	(9,866,691)	(2,202,523)	(3,124,741)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Consolidated statement of comprehensive income

	9 months		3 months
	01-01-2019 to 09-30-2019	01-01-2018 to 09-30-2018	07-01-2019 to 09-30-2019	07-01-2018 to 09-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Income tax for the period related to items charged or credited directly to other comprehensive income
Deferred income tax	-	154,218	-	-
Income tax charged to other comprehensive income	-	154,218	-	-

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the nine-month periods ended September 30, 2019 and 2018, is as follows:

	9 months		3 months
	01-01-2019 to 09-30-2019	01-01-2018 to 09-30-2018	07-01-2019 to 09-30-2019	07-01-2018 to 09-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Income before income tax from continuing operations	11,118,438	33,617,859	5,728,214	8,550,565
Income before income tax from discontinued operations	-	452,762	-	-
Income before income tax	11,118,438	34,070,621	5,728,214	8,550,565

At statutory income tax rate of 30%	(3,335,531)	(10,221,186)	(1,718,464)	(2,565,170)
Share of the profit of associates	79,681	222,456	82,391	307,933
Effect related to statutory income tax rate change (1)	254,963	421,950	193,545	31,025
Effect related to the discount of income tax payable	(383,567)	939,109	(20,641)	198,290
Adjustment related to current income tax for the prior period	24,973	(9,259)	-	-
Loss on net monetary position	(1,042,019)	(1,221,114)	(584,217)	(1,096,630)
Others	(155,156)	1,353	(155,137)	(189)
Income tax for the period	(4,556,656)	(9,866,691)	(2,202,523)	(3,124,741)

Income tax attributable to continuing operations	(4,556,656)	(9,794,213)	(2,202,523)	(3,124,741)
Income tax attributable to discontinued operations	-	(72,478)	-	-
	(4,556,656)	(9,866,691)	(2,202,523)	(3,124,741)

(1) Effect of applying the changes in the statutory income tax rate established by Law 27,430, as described in Note 20 to the issued consolidated financial statements of December 31, 2018, to the deferred assets and liabilities, according to its expected term of realization and settlement, respectively.

Deferred income tax

	Consolidated statement of financial position		Consolidated statement of income and statement of other comprehensive income
	09-30-2019	12-31-2018	09-30-2019	09-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	2,504	891	1,613	13,145
Provision for plant dismantling	-	-	-	(79,917)
Other financial assets	(54,349)	(201,066)	146,717	58,894
Employee benefit liability	51,836	59,844	(8,008)	(14,807)
Provisions and others	134,111	94,275	39,836	2,670
Investments in associates	(717,290)	(574,984)	(142,306)	(118,722)
Property, plant and equipment - Material & spare parts	(4,724,284)	(4,203,845)	(520,439)	(249,654)
Intangible assets	(478,104)	(553,491)	75,387	(107,092)
Deferred tax income	(2,152,243)	(2,507,759)	355,516	(2,148,790)
Tax loss carry-forward	1,474,641	1,285,810	188,831	1,327,851
Tax inflation adjustment	(205,520)	-	(205,520)	-
Deferred income tax (expense) income			(68,373)	(1,316,422)
Deferred income tax liabilities, net	(6,668,698)	(6,600,325)

Deferred income tax relates to the following:

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	09-30-2019	12-31-2018
	ARS 000	ARS 000

Deferred income tax asset	1,457,572	1,440,822
Deferred income tax liability	(8,126,270)	(8,041,147)
Deferred income tax liability, net	(6,668,698)	(6,600,325)

Reconciliation of deferred income tax liabilities, net

	Consolidated statement of financial position
	09-30-2019	12-31-2018
	ARS 000	ARS 000

Amount at beginning of year	(6,600,325)	(5,297,247)

Deferred income tax recognized in profit or loss and in other comprehensive income during the period - continuing operations	(68,373)	(1,490,223)
Discontinued operations	-	209,348
Reclassification related to current income tax for the prior period	-	(22,203)
Amount at end of period/year	(6,668,698)	(6,600,325)

7.
Financial assets and liabilities

7.1.
Trade and other receivables

	09-30-2019	12-31-2018
	ARS 000	ARS 000

Non-current:
Trade receivables - CAMMESA	24,098,724	22,955,912
Guarantee deposits	43	59
	24,098,767	22,955,971

Current:
Trade receivables - CAMMESA	10,074,279	14,189,367
Trade receivables - YPF SA and YPF Energía Eléctrica SA	104,061	104,451
Trade receivables - Large users	219,750	121,167
Receivables from associates and other related parties	38	1,186
Other receivables	621,461	155,721
	11,019,589	14,571,892

Allowance for doubtful accounts - Exhibit E	(9,397)	(5,099)
	11,010,192	14,566,793

FONINVEMEM I and II: The receivables under FONINVEMEM I and II Agreements are included under “Trade receivables - CAMMESA”. Such receivables are being collected in 120 equal, consecutive monthly installments beginning in February and January 2010, when Thermal Jose de San Martin and Thermal Manuel Belgrano plants, commenced operations, respectively. Since those dates, CAMMESA has made all payments of principal and interest in accordance with the above-mentioned contractual agreements.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

During the nine-month periods ended September 30, 2019 and 2018 collections of these receivables amounted to 445,149 and 188,955, respectively.

CVO receivables: As described in note 1.2.a) to the issued consolidated financial statements as of December 31, 2018, in 2010 the Company approved a new agreement with the former Energy Secretariat (the “CVO agreement”) and as from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”).

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”.

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company collects the CVO receivables converted in US dollars in 120 equal and consecutive installments. The onetime estimated income (before income tax) in relation to the increase in value due to the novation of CVO receivables to US dollars as of March 20, 2018 (due to the combined effect of exchange rate variation and the application of LIBOR rate plus a 5% margin) reaches approximately 15,169,878 and it was recognized in the consolidated income statement for the nine-month period ended September 30, 2018 under “CVO receivables update”.

CVO receivables are expressed in USD and they accrue LIBOR interest at a 5% rate.

During the nine-month period ended September 30, 2019, we received 6,366,677 as payment for the installments 1 to 17 of the CVO receivables.

LVFVD receivables:

On September 3, 2019, CAMMESA and the Company entered into a final agreement to settle the LVFVD receivables balance, once the balances owed by the Company corresponding to the loans and prepayments granted by CAMMESA, which were classified under the item “Borrowings from CAMMESA” (Note 7.4), were offsetted. As a result of such agreement, an 18% reduction was fixed on the balance of capital plus interest accrued as at that date. Moreover, the Company waived any complaint related to such receivables. Pursuant to the executed agreement, during September 2019, the Company collected 1,624,827 and booked a net profit of 3,501,919, which was recognized in “Interest earned from customers” under the item “Other operating income” of the consolidated income statement for the nine-month period ended September 30, 2019.

The information on the Group’s objectives and credit risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2018.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	90 days	90-180 days	180-270 days	270-360 days	More than 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

09-30-19	35,108,959	35,082,538	4,282	3,808	2,942	-	15,389
12-31-18	37,522,764	37,482,372	2,828	29,613	1,520	140	6,291

7.2.
Trade and other payables

	09-30-2019	12-31-2018
	ARS 000	ARS 000
Current:
Trade and other payables	3,754,650	2,337,829
Insurance payable	16,337	4,174
Payables to associates	28,074	39,995
	3,799,061	2,381,998

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2018.

For the terms and conditions of payables to related parties, refer to Note 10.

7.3.
Other loans and borrowings

	09-30-2019	12-31-2018
	ARS 000	ARS 000
Non-current

Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.5 and 11.4)	27,826,726	7,142,198
Derivative financial liabilities not designated as hedging instrument - Interest rate swap	350,831	23,491
	28,177,557	7,165,689
Current

Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.5 and 11.4)	3,935,826	914,670
Short-term loans - Banco Galicia y Buenos Aires S.A.	321,304	-
Bank and investment accounts overdrafts	388,540	11,560
	4,645,670	926,230

7.3.1.
Loans from the IIC-IFC Facility

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

As of the date of these financial statements, the loans disbursements have been fully received by the Group.

In accordance with the terms of the agreement subscribed by CP La Castellana, USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25% and the loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue an interest rate equal to LIBOR plus 5.25%, and the rest at LIBOR plus 4% and the loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Pursuant to these agreements, CP Achiras, CP La Castellana and the Company have undertaken some obligations, which are described in note 10.3.1 to the issued financial statements as at December 31, 2018. As of September 30, 2019, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at September 30, 2019, there are trade receivables with specific assignment for the amount of 243,927.

As of September 30, 2019, and as of December 31, 2018, the balance of these loans amounts to 8,215,469 and 7,783,510, respectively.

7.3.2.
Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo project described in Note 19.7 to the issued financial statements as at December 31, 2018.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15% and it is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain a debt ratio of (a) as at December 31, 2019 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As at September 30, 2019, the Company has complied with that requirement.

On May 23, 2019, the first disbursement for USD 43.7 million was received and on July 26, 2019, a second disbursement for USD 4.9 million was received.

As at September 30, 2019, the balance of this loan amounts to 2,364,395.

7.3.3.
Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On September 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for USD 180 million to fund the acquisition of the Thermal Station Brigadier López (see Note 11.4), as well as to fund future capital expenses and other expenses.

Pursuant to the agreement, this loan accrues an adjustable interest rate based on LIBOR plus a margin and it is amortizable quarterly in 5 equal and consecutive installments as from 18 months from the execution of the loan agreement.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of USD 500 million. As at September 30, 2019, the Company has complied with such obligations.

On June 14, 2019 the loan funds were fully disbursed. As at September 30, 2019, the balance of the loan amounts to 10,267,199.

7.3.4.
Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, entered into a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

Pursuant to the terms of the agreement subscribed with Vientos La Genoveva S.A.U., this loan accrues an interest rate equal to LIBOR plus 6.50% and it is amortizable quarterly in 55 installments as from November 15, 2020.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

As of the date of these financial statements, the loan has not been disbursed by IFC and certain documents related to the guarantee to be granted by CPSA in regards to the payment obligations assumed by Vientos La Genoveva S.A.U. are in process of issuing.

7.3.5.
Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U.

On May 24, 2019, CPR Energy Solutions S.A.U. (subsidiary of CPR) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to fund the construction of the wind farm “La Castellana II”.

According to the executed agreement, this loan accrues a fixed interest rate equal to 8.5% during the first year and it is amortizable quarterly in 25 installments as from May 24, 2020.

Other agreements and related documents, like the Collateral (the “Guarantee Agreement” - in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by CPR Energy Solutions S.A.U. until the project reaches the commercial operation date) -, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been executed.

Pursuant to the Guarantee Agreement, among other obligations, CPSA has agreed to maintain a debt ratio of no more than 3.75:1.00 until the date of completion of the project. In addition, CPSA, under certain conditions, agreed to make capital contributions, directly or indirectly, to subsidiary CPR Energy Solutions S.A.U. Moreover, CPSA has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over CPR Energy Solutions S.A.U. As at September 30, 2019, the Company has complied with such obligations.

On May 24, 2019 the loan funds were fully disbursed. As at September 30, 2019, the balance of this loan amounts to 713.489.

7.3.6.
Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the executed agreement, this loan accrues LIBOR plus 5.95% and it is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

Other agreements and related documents, like the Collateral (the “Guarantee Agreement” - in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U. until the project reaches the commercial operation date) -, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been executed.

Pursuant to the Guarantee Agreement, among other obligations, CPSA has agreed, until the project termination date, to maintain a debt ratio of no more than 3.75:1.00. Moreover, CPSA, under certain conditions, agreed to make capital contributions to subsidiary Vientos La Genoveva II S.A.U. Moreover, CPSA has agreed to maintain, unless otherwise consented to in writing by the lender, the ownership (directly or indirectly) and control over Vientos La Genoveva II S.A.U. As at September 30, 2019, the Company has complied with such obligations.

On July 23, 2019, the loan funds were fully disbursed. As of September 30, 2019, the balance of this loan amounts to 2,155,845.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

7.4.
Borrowings from CAMMESA

	09-30-2019	12-31-2018
	ARS 000	ARS 000
Non-current:
CAMMESA loans	- (1)	1,382,876

Current:
CAMMESA loans	-	1,022,489
CAMMESA prepayments	-	1,473,797
	- (1)	2,496,286

(1)
See Note 7.1.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued financial statements as at December 31, 2018.

7.5.
Quantitative and qualitative information on fair values Valuation techniques
The fair value reported in connection with the financial assets is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair value of quoted debt securities and mutual funds is based on price quotations at the end of each reporting period.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, the Company’s financial assets, that were measured at fair value on recurring basis as of September 30, 2019 and December 31, 2018:

	Fair value measurement using:
09-30-2019	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	444,420	444,420	-	-
Public debt securities	4,671,472	4,671,472	-	-
Total financial assets measured at fair value	5,115,892	5,115,892	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments
Interest rate swap	350,831	-	350,831	-
Total financial liabilities measured at fair value	350,831	-	350,831	-

	Fair value measurement using:
12-31-2018	Total	Level 1	Level 2	Level 3
	ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	2,705,197	2,705,197	-	-
Total financial assets measured at fair value	2,705,197	2,705,197	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments
Interest rate swap	23,491	-	23,491	-
Total financial liabilities measured at fair value	23,491	-	23,491	-

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued financial statements as at December 31, 2018.

8.
Non-financial assets and liabilities

8.1.
Other non-financial assets

	09-30-2019	12-31-2018
	ARS 000	ARS 000
Non-current:
Tax credits	224,414	301,051
Prepayments to vendors	4,415	5,947
	228,829	306,998
Current:
Upfront payments of inventories purchases	131,155	78,135
Prepayment insurance	77,166	260,000
Tax credits	405,145	323,045
Other	94,828	20,589
	708,294	681,769

8.2.
Other non-financial liabilities

	09-30-2019	12-31-2018
	ARS 000	ARS 000
Non-current:
VAT payable	4,139,011	2,587,794
Tax on bank account transactions payable	185,213	109,417
	4,324,224	2,697,211
Current:
VAT payable	1,965,147	1,823,876
Turnover tax payable	17,574	8,785
Income tax withholdings payable	43,192	49,609
Concession fees and royalties	77,689	37,742
Tax on bank account transactions payable	103,327	100,512
Others	236,058	266,513
	2,442,987	2,287,037

8.3.
Compensation and employee benefits liabilities

	09-30-2019	12-31-2018
	ARS 000	ARS 000
Non-current:
Employee long-term benefits	153,667	204,436

Current:
Vacation and statutory bonus	202,739	207,846
Contributions payable	60,269	87,884
Bonus accrual	195,488	238,595
Other	2,294	4,294
	460,790	538,619

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

9.
Equity reserves

On April 30, 2019, the Shareholders’ Meeting of the Company approved i) to restore the legal reserve balance to 620,228, which was the value prior to the absorption of the accumulated negative unappropriated retained earnings resulting from the inflation-adjustment, which had been carried out according to the terms of RG no. 777/18 of the CNV, ii) to increase the legal reserve in the amount of 981,060 and iii) to allocate the remaining unappropriated earnings as of December 31, 2018 to increase the voluntary reserve by 18,660,920 in order to improve the solvency of the Company.

10.
Information on related parties

The following table provides the transactions performed and the accounts payable to/receivable from related parties during the corresponding period/year:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Associates:

Termoeléctrica José de San Martín S.A.	09-30-2019	157	-	38	-
	09-30-2018	207	-	29	-
	12-31-2018	341	-	1,153	-

Distribuidora de Gas Cuyana S.A.	09-30-2019	-	279,214	-	27,526
	09-30-2018	-	185,446	-	26,816
	12-31-2018	-	361,314	-	33,850

Distribuidora de Gas del Centro S.A.	09-30-2019	-	-	-	-
	09-30-2018	-	-	-	2,119
	12-31-2018	-	-	-	-

Energía Sudamericana S.A.	09-30-2019	-	-	-	548
	09-30-2018	-	-	-	841
	12-31-2018	-	-	-	-

Transportadora de Gas del Mercosur S.A.	09-30-2019	-	-	-	-
	09-30-2018	8,671	-	40	-
	12-31-2018	11,741	-	33	-

Termoeléctrica Manuel Belgrano S.A.	09-30-2019	-	-	-	-
	09-30-2018	-	-	-	-
	12-31-2018	-	-	-	-

Related companies:

RMPE Asociados S.A.	09-30-2019	126	209,459	-	-
	09-30-2018	166	150,407	-	44,183
	12-31-2018	273	245,506	-	-

Coyserv S.A.	09-30-2019	-	25,922	-	-
	09-30-2018	-	98,631	-	-
	12-31-2018	-	76,378	-	6,145
Total	09-30-2019	283	514,595	38	28,074
	09-30-2018	9,044	434,484	69	73,959
	12-31-2018	12,355	683,198	1,186	39,995

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the nine-month period ended September 30, 2019 and for the year ended December 31, 2018, the Company has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

11.
Contracts, acquisitions and agreements

11.1.
Awarding of Renewable Energy Projects

On December 28, 2018, a decision was made at the Special Shareholders’ Meeting of CPR Energy Solutions S.A.U. (”CPRES”), an special purposes vehicle, subsidiary of CPR, which developed projects La Castellana II and Achiras II; the decision made implied a spin off, by means of which CPRES’s equity would be divided and wind farm project La Castellana II was part of its equity, while 79.8-MW wind farm Project Achiras II was divided from it into two parts: (i) a part consisting on 57-MW wind farm Manque; therefore, a new company named CP MANQUE S.A.U. (“CPM”) was incorporated for this wind farm, and (ii) another part consisting on 22.8-MW wind farm called Los Olivos; therefore, a new company named CP LOS OLIVOS S.A.U. (“CPLO”) was incorporated for this wind farm (hereinafter, the “spinning-off companies”.) As resolved at the Shareholders’ Meeting, the spin off was effective in legal and tax terms as at February 1, 2019, on which date, the spinning-off companies were incorporated with the equity that was divided from CPRES. As from such date, the spinning-off companies commenced their independent activities and all operating, accounting, and tax effects were triggered.

Regarding wind farm Manque, the Group entered into a power purchase agreement with Cervecería y Maltería Quilmes SAICAyG (“Quilmes”) for the wind farm Manque for a 20-year term as from the launch of the commercial operations. The agreement comprises power supply to all Quilmes plants reaching about 230 GWh per year.

Regarding the wind farm Los Olivos, the Group entered into a power purchase agreement with S.A. San Miguel A.G.I.C.I. y F. for a 10-year term to supply them 8.7 GWh/year as from the operation commencement day of the wind farm. This volume represents approximately 40% of the client’s consumption.

The Group entered into a supply agreement with Aguas y Saneamiento S.A. (AYSA) for a 10-year term from the beginning of operations date of the wind farm La Genoveva II. The agreement is on the supply of approximately 14% of its plants’ consumption reaching 87.6 GWh/year. In addition, another supply agreement was executed with PBB Polisur S.R.L. (Dow Chemical) for the same wind farm, with a term of 6 years and an estimated volume of 80 GWh/year.

11.2.
Commercial approval of co-generation project Luján de Cuyo

On September 25, 2017, the Company was awarded through Resolution SEE 820/2017 with the co-generation project called Luján de Cuyo (within our Luján de Cuyo plant) with a capacity of 93 MW.

On December 15, 2017, we executed a new steam supply contract with YPF for a 15-year term that will begin when the new co-generation unit begins operations.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

On January 4, 2018, the Company entered into a power purchase agreement with CAMMESA for a 15-year term as from the launch of commercial operations.

On October 5, 2019 the commercial approval of the co-generation station Luján de Cuyo took place within the framework of SEE Resolution 820/2017. It is important to highlight the fact that the operations are launched under the method “Anticipated COD to the committed date”, which implies paying 70% of the agreed power charge until November 21, 2019. After that date, power remuneration shall be paid in full.

11.3.
Sale of the La Plata plant

On December 20, 2017, YPF EE, an YPF S.A. subsidiary, accepted our offer to sell the La Plata plant, for a total sum of USD 31.5 million, subject to closing customary conditions. On February 8, 2018, after the conditions were met, the plant was transferred to YPF EE effective as of January 5, 2018. Consequently, during the nine-month period ended September 30, 2018 the Company booked an income, before income tax, from discontinued operations for 646,616, due to the sale of the mentioned plant.

11.4.
Thermal Station Brigadier López acquisition

In the context of a local and foreign public tender called by Integración Energética Argentina S.A. (“IEASA”), which has been awarded to the Company, on June 14, 2019 the transfer agreement of the production unit that is part of Brigadier López Thermal Station and of the premises on which the Station is located, was signed, including: a) production unit for the Station, which includes personal property, recordable personal property, facilities, machines, tools, spare parts, and other assets used for the Station operation and use; b) IEASA’s contractual position in executed contracts (including turbogas and turbosteam supplying contracts with CAMMESA and the financial trust agreement signed by IEASA as trustor, among others); c) permits and authorizations in effect related to the Station operation; and d) the labor relationship with the transferred employees.

The Station currently has a Siemens gas turbine of 280 MW. It is expected to supplement the gas turbine with a boiler and a steam turbine to reach the closing of the combined cycle, which will generate 420 MW in total. The works for the closing of the combined cycle are pending.

Regarding the trust agreement, CPSA adopted the trustor capacity. The financial debt balance as at June 14, 2019 was USD 154,662,725. Under the terms of the trust agreement, the financial debt accrues an interest rate equal to LIBOR plus 5% or equal to 6.25%, whichever is higher, and it is monthly amortized. As at September 30, 2019 there are 35 installments to amortize and the financial debt balance amounts to 8,046,155.

Under the trust agreement, as at September 30, 2019, there are trade receivables with specific assignment for the amount of 373,987.

The amount paid on June 14, 2019 amounted to USD 165,432,500, formed by a cash amount of USD 155,332,500, plus an amount of USD 10,100,000 settled through the assignment of LVFVD to IEASA.

12.
Restrictions on income distribution

Pursuant to the General Legal Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

Moreover, until the fiscal year ended December 31, 2017, a 35% corporate rate was maintained on the income tax, which corporate rate was reduced to 30% during the two fiscal years counted as from the one commencing January 1, 2018, and to 25% for the fiscal years commencing January 1, 2020. The corporate tax reduction is

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

supplemented with the application of a tax on profit distribution on local individuals and foreign beneficiaries, which the Company has to withhold and pay to tax authorities as sole and final payment when dividends are paid. That additional tax shall be of 7% or 13%, depending on whether distributed dividends correspond to income for a fiscal year in which the Company was reached by a 30% or 25% rate, respectively. To these purposes, without evidence to the contrary, it is considered that dividends made available correspond, in the first place, to accumulated profit of higher seniority.

13.
Capital stock

At September 30, 2019, the Capital Stock is 1,514,022, represented by 1,514,022,256 ordinary, book-entry shares with a nominal value of 1 Argentine peso and granting 1 vote each, fully registered, paid-in and issued (8,851,848 are treasury shares).

14.
Discontinued operations

As mentioned in note 11.3, on December 20, 2017 YPF Energía Eléctrica S.A. (“YPF EE”) accepted our offer to sell the La Plata plant. On February 8, 2018, the plant was transferred to YPF EE effective as of January 5, 2018. Consequently, as of September 30, 2018 the La Plata plant results were classified as a discontinued operation. The results of La Plata plant for the nine-month period ended September 30, 2018 are presented below:

	9 months	3 months
	01-01-2018 to 09-30-2018	07-01-2018 to 09-30-2018
	ARS 000	ARS 000

Revenues	23,616	-
Cost of sales	(32,873)	-
Gross income	(9,257)	-

Other operating income	646,616	-
Operating income	637,359	-

Loss on net monetary position	(184,597)	-
Income before tax from discontinued operations	452,762	-

Income tax	(72,478)	-
Income for the period from discontinued operations	380,284	-

The net cash flows of La Plata plant operation are, as follows:

09-30-2018
ARS 000

Operating activities	(9,257)

Earnings per share:

09-30-2018

– Basic and diluted income per share from discontinued operations	ARS0.25

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

15.
Tax integral inflation adjustment

Pursuant to Law no. 27468, to determine the amount of taxable net profits for fiscal years commencing January 1, 2018, the inflation adjustment calculated on the basis of the provisions set forth in the income tax law will have to be added to or deducted from the fiscal year’s tax result. This adjustment will only be applicable (a) if the variance percentage of the consumers price index (“IPC”) during the 36 months prior to fiscal year closing is higher than 100%, and (b) for the first, second, and third fiscal year as from January 1, 2018, if the accumulated IPC variance is higher than 55%, 30% or 15% of such 100%, respectively. The positive or negative tax inflation adjustment, depending on the case, corresponding to the first, second and third period commenced as from January 1, 2018, which must be calculated in case of verifying the statements on the foregoing paragraphs (a) y (b), shall be charged in a third for that fiscal period and the remaining two thirds, equally, in the immediately following fiscal periods.

At the closing date of an interim period, it is necessary to evaluate if at the closing of the fiscal period the conditions established by the income tax law are fulfilled to perform the tax inflation adjustment. The available information at the date of these financial statements on the evolution of the Consumers Price Index (CPI) confirms that such conditions have been already met. Consequently, the current and deferred income tax have been booked in the nine-month period ended September 30, 2019, including the effects derived from the application of the tax inflation adjustment under the terms established by the income tax law.

16.
Macroeconomic situation and measures in the Argentine economy

During August 2019, there was a significant decrease in the market value of debt instruments of the Argentine government, an increase of country risk from 860 to 2,532 points at the month closing and an increase in the official US dollar exchange rate in the Banco Nación de la República Argentina, which was at approximately 60 Argentine pesos per US dollar. As from that moment, the main observable variables in the market kept their volatility and, among them, the foreign currency exchange rate, which cause, among others, the Rating Agencies to lower the sovereign rating of Argentina.

Additionally, on September 1, 2019, the Emergency Decree (DNU) no. 609/2019 was published in the Official Gazette, which decree establishes a series of temporal measures to regulate with greater intensity the foreign exchange rate. It established until December 31, 2019 the obligation of entering and/or negotiating in the trade market the equivalent value of the export of goods and services in the conditions and terms established by the Central Bank of the Argentine Republic [Banco Central de la República Argentina] (“BCRA”). Moreover, the DNU established that BCRA shall determine the cases in which a previous authorization shall be necessary to access the foreign exchange market. Regard being had to the foregoing, BCRA issued, on September 1, 2019, Communication “A” 6770 which ordered measures aimed at regulating these matters. It is important to clarify that these regulations do not prevent the payment of the commercial obligations of the Company or to obtain and/or repay financial debt abroad.

At the date of these financial statements, the official exchange rate of the US dollar in the Banco Nación de la República Argentina was approximately 60 Argentine pesos per US dollar. The assets and liabilities position in foreign currency, which would cause effects as a consequence of the devaluation occurred, is disclosed in Annex G.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

  EXHIBIT A
CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

	09-30-2019
	Cost
	At the beginning	Additions	Transfers	Disposals	At the end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	3,774,884	165,722(3)	465,076	-	4,405,682
Electric power facilities	31,235,876	15,108,777(3)	370,450	-	46,715,103
Wind turbines	4,846,652	-	2,141,013	-	6,987,665
Gas turbines	7,314,277	-	(2,932,686)	-	4,381,591
Construction progress (1)	7,051,198	10,717,883	(51,305) (2)	-	17,717,776
Other	2,133,789	24,984	-	(2,055)	2,156,718
Total 09-30-2019	56,356,676	26,017,366	(7,452)	(2,055)	82,364,535

	09-30-2019					12-31-2018
	Depreciation and impairment
	At the beginning	Charges	Disposals and impairment	At the end	Net book value	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	675,796	65,896	-	741,692	3,663,990	3,099,088
Electric power facilities	22,640,047	1,016,957	-	23,657,004	23,058,099	8,595,829
Wind turbines	107,404	192,889	-	300,293	6,687,372	4,739,248
Gas turbines	-	-	-	-	4,381,591	7,314,277
Impairment of gas turbines (4)	-	-	615,674	615,674	(615,674)	-
Construction progress	-	-	-	-	17,717,776	7,051,198
Other	1,858,996	30,067	(2,055)	1,887,008	269,710	274,793
Total 09-30-2019	25,282,243	1,305,809	613,619	27,201,671	55,162,864
						31,074,433

(1)
The Group has capitalized borrowing costs for a total amount of 319,920 during the nine-month period ended September 30, 2019.
(2)
Includes i) (2,141,013) transferred from construction in progress to wind turbines, ii) 2,932,686 transferred from gas turbines to construction in progress because the gas turbines are being used in the co-generation project “Terminal 6 San Lorenzo”, and iii) (7,452) transferred to intangible assets related to transmission lines that were transferred to electric energy transport companies.

(3)
Includes 154,169 belonging to real estate and 15,090,738 belonging to electric power facilities that were added to the Company’s equity through the business combination described in Note 2.4.
(4)
See Note 2.5.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT E

CENTRAL PUERTO S.A.

ALLOWANCES AND PROVISIONS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

	9-30-2019				12-31-2018
Item	At beginning	Increases	Decreases	At end	At end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
ASSETS

Non-current

Inventories	126,784	-	(34,708)(1)	92,076	126,784

Trade and other receivables
Allowance for doubtful accounts - Trade receivables	5,099	5,832	(1,534)(1)	9,397	5,099
Total 09-30-2019	131,883	5,832	(36,242)	101,473
Total 12-31-2018	113,709	55,214	(37,040)(1)		131,883

LIABILITIES

Current

Provisions

Provision for lawsuits and claims	740,109	98,242	(204,259)(1)	634,092	740,109
Total 09-30-2019	740,109	98,242	(204,259)	634,092
Total 12-31-2018	840,595	146,319	(246,805)(1)		740,109

(1) Income (loss) for exposure to change in purchasing power of currency for the period.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT F

CENTRAL PUERTO S.A.

 COST OF SALES

FOR THE NINE-MONTH PERIODS ENDED AS OF SEPTEMBER 30, 2019 AND 2018

	9 months		3 months
	01-01-2019 to 09-30-2019	01-01-2018 to 09-30-2018	07-01-2019 to 09-30-2019	07-01-2018 to 09-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Inventories at beginning of each period	407,003	366,030	481,157	384,737

Purchases and operating expenses for each period:

- Purchases	6,138,188	1,435,215	1,234,751	492,999
- Operating expenses (Exhibit H)	5,343,968	4,563,638	1,960,380	1,755,630
	11,482,156	5,998,853	3,195,131	2,248,629

Inventories at the end of each period	(481,042)	(330,280)	(481,042)	(330,280)
Total sales costs	11,408,117	6,034,603	3,195,246	2,303,086

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT G

CENTRAL PUERTO S.A.

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

	09-30-2019				12-31-2018
Account	Currency and amount(in thousands)		Effective exchange rate (1)	Bookvalue	Currency and amount(in thousands)		Bookvalue
				ARS 000			ARS 000
NON-CURRENT ASSETS

Trade and other receivables	USD	418,686	57.558(2)	24,098,724	USD	412,112	21,923,133
				24,098,724			21,923,133
CURRENT ASSETS

Cash and cash equivalents	USD	27,447	57.390	1,575,183	USD	4,720	243,720
	EUR	1	62.481	62	EUR	1	59
Other financial assets	USD	71,571	57.390	4,107,443	USD	-	-
Trade and other receivables	USD	88,899	57.558(2)	5,116,820	USD	138,051	7,186,890
	USD	2,661	57.390	152,715	USD	3,381	174,581
				10,952,223			7,605,250
				35,050,947			29,528,383

NON-CURRENT LIABILITIES

Other loans and borrowings	USD	502,119	57.590	28,917,033	USD	140,581	7,297,703
				28,917,033			7,297,703

CURRENT LIABILITIES

Other loans and borrowings	USD	68,537	57.590	3,947,046	USD	12,124	629,369
Trade and other payables	USD	54,269	57.590	3,125,352	USD	14,686	762,3
	EUR	1,182	62.842	74,279	EUR	465	27,637
				7,146,677			1,419,371
				36,063,710			8,717,074

USD: US dollar.
EUR: Euro.

(1)
At the exchange rate prevailing as of September 30, 2019 as per the Argentine National Bank.
(2)
At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of September 30, 2019 as per the Argentine Central Bank.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT H
1 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b)
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018

	9 months
	01-01-2019 to 09-30-2019			01-01-2018 to 09-30-2018
Accounts	Operatingexpenses	Administrativeand sellingexpenses	Total	Operatingexpenses	Administrativeand sellingexpenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	1,565,598	525,003	2,090,601	1,370,980	552,074	1,923,054
Other long-term employee benefits	29,156	4,938	34,094	36,233	5,701	41,934
Depreciation of property, plant and equipment	1,305,809	-	1,305,809	1,088,052	-	1,088,052
Amortization of intangible assets	373,960	-	373,960	347,731	-	347,731
Purchase of energy and power	70,379	-	70,379	33,917	1,747	35,664
Fees and compensation for services	380,059	387,713	767,772	402,264	330,316	732,580
Maintenance expenses	850,439	117,911	968,350	614,923	24,994	639,917
Consumption of materials and spare parts	280,345	-	280,345	179,494	296	179,790
Insurance	194,498	3,212	197,710	238,362	3,195	241,557
Levies and royalties	247,623	-	247,623	224,953	-	224,953
Taxes and assessments	19,975	109,667	129,642	20,489	53,405	73,894
Tax on bank account transactions	3,326	427,928	431,254	-	294,087	294,087
Others	22,801	30,703	53,504	6,240	20,081	26,321
Total	5,343,968	1,607,075	6,951,043	4,563,638	1,285,896	5,849,534

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT H
2 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19.550, ART. 64, PARAGRAPH I, SUBSECTION b)
FOR THE THREE-MONTH PERIODS ENDED AS OF SEPTEMBER 30, 2019 AND 2018

	3 months
	07-01-2019 to 09-30-2019			07-01-2018 to 09-30-2018
Accounts	Operatingexpenses	Administrativeand sellingexpenses	Total	Operatingexpenses	Administrativeand sellingexpenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	458,564	184,576	643,140	428,399	206,928	635,327
Other long-term employee benefits	8,782	1,485	10,267	10,818	2,012	12,830
Depreciation of property, plant and equipment	578,243	-	578,243	463,762	-	463,762
Amortization of intangible assets	124,675	-	124,675	120,824	-	120,824
Purchase of energy and power	7,136	-	7,136	12,883	1,747	14,630
Fees and compensation for services	128,446	161,992	290,438	112,271	74,294	186,565
Maintenance expenses	340,490	38,860	379,350	303,334	-	303,334
Consumption of materials and spare parts	137,122	-	137,122	94,005	296	94,301
Insurance	60,939	73	61,012	105,442	2,086	107,528
Levies and royalties	104,944	-	104,944	89,512	-	89,512
Taxes and assessments	7,293	32,299	39,592	10,816	19,156	29,972
Tax on bank account transactions	1,041	166,973	168,014	-	118,272	118,272
Others	2,705	5,252	7,957	3,564	6,771	10,335
Total	1,960,380	591,510	2,551,890	1,755,630	431,562	2,187,192

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF INCOME
for the nine-month period ended September 30, 2019

	9 months		3 months
	Unaudited		Unaudited
	01-01-2019 to 09-30-2019	01-01-2018 to 09-30-2018	07-01-2019 to 09-30-2019	07-01-2018 to 09-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

CONTINUING OPERATIONS

Revenues	19,837,131	12,520,265	6,909,540	5,369,541
Cost of sales	(10,752,354)	(5,845,533)	(2,988,148)	(2,192,396)
Gross income	9,084,777	6,674,732	3,921,392	3,177,145

Administrative and selling expenses	(1,439,688)	(1,190,276)	(521,309)	(394,949)
Other operating income	14,787,878	19,580,008	10,391,691	10,343,043
Other operating expenses	(109,513)	(198,075)	(46,337)	(60,274)
Impairment of property, plant and equipment	(615,674)	-	(615,674)	-
CVO receivables update	-	15,169,878	-	-
Operating income	21,707,780	40,036,267	13,129,763	13,064,965

Loss on net monetary position	(4,921,668)	(5,127,712)	(399,648)	(3,280,383)
Finance income	1,884,093	2,288,178	741,268	732,871
Finance expenses	(7,040,732)	(992,103)	(6,006,905)	(381,193)
Share of the profit of associates and subsidiaries	(816,906)	(950,096)	(1,727,655)	(737,713)
Income before income tax from continuing operations	10,812,567	35,254,534	5,736,823	9,398,547

Income tax for the period	(3,790,369)	(10,532,820)	(1,570,058)	(3,505,613)
Net income for the period from continuing operations	7,022,198	24,721,714	4,166,765	5,892,934

DISCONTINUED OPERATIONS

Income after tax for the period from discontinued operations	-	380,284	-	-
Net income for the period	7,022,198	25,101,998	4,166,765	5,892,934

- Basic and diluted earnings per share (ARS)	4.67	16.68	2.77	3.92

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF COMPREHENSIVE INCOME
for the nine-month period ended September 30, 2019

	9 months		3 months
	Unaudited		Unaudited
	01-01-2019 to 09-30-2019	01-01-2018 to 09-30-2018	07-01-2019 to 09-30-2019	07-01-2018 to 09-30-2018
	ARS 000	ARS 000	ARS 000	ARS 000

Net income for the period	7,022,198	25,101,998	4,166,765	5,892,934

Other comprehensive income for the period

Other comprehensive income to be reclassified to income in subsequent periods
Loss on financial assets at fair value through other comprehensive income	-	(440,619)	-	-
Income tax related to loss on financial assets at fair value through other comprehensive income	-	154,218	-	-
Other comprehensive income (loss) to be reclassified to income in subsequent periods	-	(286,401)	-	-
Other comprehensive income for the period	-	(286,401)	-	-
Total comprehensive income for the period	7,022,198	24,815,597	4,166,765	5,892,934

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION
as at September 30, 2019

		09-30-2019	12-31-2018
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment		41,881,417	20,410,903
Intangible assets		1,944,035	2,284,394
Investment in associates		3,208,005	2,751,471
Investment in subsidiaries	Exhibit C	2,688,316	3,273,907
Trade and other receivables		24,098,767	22,955,971
Other non-financial assets		4,368	6,015
Inventories		102,149	102,840
		73,927,057	51,785,501
Current assets
Inventories		375,571	304,029
Other non-financial assets		297,927	356,003
Trade and other receivables		11,176,779	14,953,552
Other financial assets		4,790,379	2,635,257
Cash and cash equivalents		765,386	218,461
		17,406,042	18,467,302
Total assets		91,333,099	70,252,803

Equity and liabilities
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		16,325,973	16,325,973
Legal reserve		2,129,200	527,913
Voluntary reserve		24,728,144	6,067,229
Retained earnings		7,022,198	20,262,281
Total equity		51,719,537	44,697,418

Non-current liabilities
Other non-financial liabilities		4,324,224	2,697,284
Borrowings from CAMMESA		-	1,382,876
Other loans and borrowings		17,734,007	-
Compensation and employee benefits liabilities		153,667	204,436
Deferred income tax liabilities		6,306,354	6,943,005
		28,518,252	11,227,601
Current liabilities
Trade and other payables		3,196,811	2,296,760
Borrowings from CAMMESA		-	2,283,074
Other non-financial liabilities		2,295,591	2,496,286
Other loans and borrowings		3,649,808	5,900
Compensation and employee benefits liabilities		414,534	489,732
Income tax payable		904,475	6,015,923
Provisions		634,091	740,109
		11,095,310	14,327,784
Total liabilities		39,613,562	25,555,385
Total equity and liabilities		91,333,099	70,252,803

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF CASH FLOWS
for the nine-month period ended September 30, 2019

	09-30-2019	09-30-2018
	Unaudited
	ARS 000	ARS 000
Operating activities
Income for the period before income tax from continuing operations	10,812,567	35,254,534
Income for the period before income tax from discontinued operations	-	452,762
Income for the period before income tax	10,812,567	35,707,296

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	1,029,534	1,040,078
Disposal of property, plant and equipment	-	74,792
Impairment of property, plant and equipment	615,674	-
Amortization of intangible assets	340,360	340,360
CVO receivables update	-	(15,169,878)
Interest earned from customers	(5,804,640)	(1,459,090)
Finance income	(1,884,093)	(2,288,178)
Finance expenses	7,040,732	992,103
Share of the profit of associates and subsidiaries	816,906	950,096
Movements in provisions and long-term employee benefit plan expense	132,301	152,780
Foreign exchange difference for trade receivables	(9,295,918)	(17,864,557)
Income from the sale of La Plata plant	-	(721,083)
Loss on net monetary position	(5,061,360)	(2,691,629)

Working capital adjustments:
Decrease in trade and other receivables	12,224,648	2,977,522
Increase in other non-financial assets and inventories	(11,126)	(160,197)
(Decrease) Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(690,221)	3,287,755
	10,265,364	5,168,170

Interest received	3,847,596	43,640
Income tax paid	(7,891,639)	(3,963,165)
Net cash flows provided by operating activities	6,221,321	1,248,645

Investing activities
Purchase of property, plant and equipment	(7,091,514)	(1,752,063)
Acquisition of Thermal Station Brigadier López	(7,578,302)	-
Loans granted to subsidiaries, net	(83,095)	-
Interest received from loans granted	46,312	-
Cash flows generated from the sale of the La Plata plant	-	861,840
Dividends received	388,531	1,256,911
(Acquisition) Sale of available-for-sale financial assets, net	(1,535,220)	1,569,030
Capital contributions to subsidiaries	(1,091,727)	(2,845,746)
Net cash flows used in investing activities	(16,945,015)	(910,028)

Financing activities
Long-term loans received	11,573,850	-
Bank and investment accounts overdrafts received (paid), net	372,058	(474)
Interest and other financial costs paid	(1,126,457)	(15,133)
Dividends paid	-	(1,954,748)
Net cash flows provided by (used in) financing activities	10,819,451	(1,970,355)

Increase (Decrease) in cash and cash equivalents	95,757	(1,631,738)
Exchange difference and other financial results	270,011	1,712,428
Monetary results effect on cash and cash equivalents	181,157	618,453
Cash and cash equivalents as of January 1	218,461	43,393
Cash and cash equivalents as of September 30	765,386	742,536

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

1.
Basis of presentation of the separate financial statements

1.1.
Summary of the applied accounting policies

The Company presents its separate financial statements according to CNV Regulations, which approved General Regulation No. 622. This regulation establishes that entities issuing shares and/or corporate bonds, with certain exceptions, must prepare their financial statements in accordance with Technical Resolution No. 26 (as amended) of FACPCE, which states the adoption of IFRS as issued by IASB, while other entities will have the option to use IFRS or IFRS for SME in lieu of NCPA (Argentine Professional Accounting Standards).

1.2.
Basis for presentation

These separate condensed financial statements for the nine-month period ended September 30, 2019 were prepared by applying the financial information framework established by CNV as mentioned in note 1.1.

When preparing these separate interim condensed financial statements, the Company applied the presentation bases, accounting policies, and relevant accounting judgments, estimate and assumptions described in the attached condensed consolidated financial statements for the nine-month period ended September 30, 2019.

These separate interim condensed financial statements are presented in Argentine pesos, and all values have rounded to the nearest thousand (ARS 000), unless otherwise stated.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

 EXHIBIT C

CENTRAL PUERTO S.A.

INVESTMENT IN SUBSIDIARIES

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

	09-30-2019								12-31-2018
Name and characteristics of securities and issuers	Class	Face value	Number	Cost value	Listed price	Value obtained by the equity method	Share of profit of subsidiaries	Book value	Book value

INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	1 vote	1	280,950	281	Unlisted	76,813	52,523	76,813	50,958
CP Renovables S.A.	1 vote	1	1,655,513,338	1,655,513	Unlisted	502,207	(1,181,802)	502,207	1,279,010
Central Aime Paine S.A.	1 vote	1	97,000	97	Unlisted	97	-	97	134
Proener S.A.U.	1 vote	1	282,557	1	Unlisted	45,739	12,333	45,739	48,922
Vientos La Genoveva S.A.U.	1 vote	1	3,740,500	153,683	Unlisted	1,670,261	(130,072)	1,670,261	1,135,013
Vientos La Genoveva II S.A.U.	1 vote	1	471,293	110,252	Unlisted	393,199	(388,079)	393,199	759,870
							(1,635,097)	2,688,316	3,273,907

	Latest available financial information
Name and characteristics of securities and issuers	Date	Capital stock	(Loss) Income	Equity	Equity interest %

INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	09/30/2019	500	100,791	136,702	56.19%
CP Renovables S.A.	09/30/2019	2,365,019	(1,683,393)	882,200	70.00%
Central Aime Paine S.A.	09/30/2019	100	-	97	97.00%
Proener S.A.U.	09/30/2019	283	12,333	50,618	100.00%
Vientos La Genoveva S.A.U.	09/30/2019	1,243,610	(136,384)	1,428,008	100.00%
Vientos La Genoveva II S.A.U.	09/30/2019	498,294	(388,079)	213,142	100.00%

English translation of the original report issued in Spanish for publication in Argentina

REVIEW REPORT ON INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the board of directors of
CENTRAL PUERTO S.A.:

I. Report on financial statements Introduction

1. We have reviewed the accompanying interim condensed consolidated financial statements of Central Puerto S.A. (“the Company”) and its subsidiaries, which comprise the statement of financial position as of September 30, 2019, the statements of income and comprehensive income for the three and nine-month periods then ended, the statements of changes in equity and cash flows for the nine-month period then ended, and selected explanatory notes.

Responsibility of the Board of Directors on financial statements

2. The Board of Directors is responsible for the preparation and presentation of the Company’s financial statements under International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the Argentine Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 pursuant to International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). The Board is also responsible for the internal control it deems necessary for interim financial reporting to be prepared free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3. Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1, based on our review, which was conducted in accordance with International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (IAASB). Such standard requires the auditor to comply with the ethical requirements relevant to the audit of the annual financial statements of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

4. Based on our review, nothing has come to our attention that causes us to believe that the financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with IAS 34.

City of Buenos Aires, November 11, 2019

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. T° 1 – F° 13

GERMÁN E. CANTALUPI

Partner
Certified Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 248 – F° 60

English translation of the original report issued in Spanish for publication in Argentina

REVIEW REPORT ON INTERIM CONDENSED SEPARATE FINANCIAL STATEMENTS

To the board of directors of
CENTRAL PUERTO S.A.:

I. Report on financial statements Introduction

1. We have reviewed the accompanying interim condensed separate financial statements of Central Puerto S.A. (“the Company”) and its subsidiaries, which comprise the statement of financial position as of September 30, 2019, the statements of income and comprehensive income for the three and nine-month periods then ended and cash flows for the nine-month period then ended, and selected explanatory notes.

Responsibility of the Board of Directors on financial statements

2. The Board of Directors is responsible for the preparation and presentation of the Company’s financial statements under International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the Argentine Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 pursuant to International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). The Board is also responsible for the internal control it deems necessary for interim financial reporting to be prepared free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3. Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1, based on our review, which was conducted in accordance with International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (IAASB). Such standard requires the auditor to comply with the ethical requirements relevant to the audit of the annual financial statements of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

4. Based on our review, nothing has come to our attention that causes us to believe that the financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with IAS 34.

City of Buenos Aires, November 11, 2019

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. T° 1 – F° 13

GERMÁN E. CANTALUPI

Partner
Certified Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 248 – F° 60